Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.                                      Reporting Issuer

Orezone Resources Inc. (“Orezone”)

290 Picton Street, Suite 201

Ottawa, Ontario

K1Z 8P8

2.                                      Date of Material Change

March 5, 2007.

3.                                      Press Release

The press release was dated March 5, 2007

4.                                      Summary of Material Change

On March 5, 2007 Orezone announced that its joint venture partner, Gold Fields Limited (“Gold Fields”), had commenced a full feasibility study (“FFS”) at the Essakane Project in Burkina Faso, West Africa.

5.                                      Full Description of Material Change

Orezone and Gold Fields each own a 50% interest in the Essakane Project, and, pursuant to the members agreement between Gold Fields and Orezone, dated April 1, 2007, Gold Fields is entitled to earn an additional 10% interest in the Essakane Project by completing a FFS. Gold Fields has commenced the FFS, which was budgeted at US$11.4M and was expected to be completed during the third quarter of 2007. GRD Minproc Limited was awarded the FFS study with various parts subcontracted to Knight Piesold Ltd. (“Knight Piesold”) and RePlan. Gold Fields is working with Knight Piesold, as part of the FFS, to confirm final surface mine slope angles to calculate at least one pit shell model using a $650 gold price (total resources contained within a surface mine using a gold price of $650).

Orezone was also advised that the mineral resources have been calculated to include some 25,000m of infill core drilling as well as coarse gold assay factors from a recent rapid cyanide leach re-assay program. The resource update has been calculated by Gold Fields in collaboration with an independent consultant and is subject to final review.

Orezone and Goldfields are also formalizing an operating agreement and a master mining service agreement, which documents are expected to be completed at the end of the first quarter of 2007.

6.                                      Reliance on Subsection 75 (3) of the Ontario Securities Act or Equivalent Provisions

Not applicable.

7.                                      Omitted Information

Not applicable.

8.                                      Senior Officers

The following senior officer of Orezone is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Ron Little

Chief Executive Officer

290 Picton Street, Suite 201

Ottawa, Ontario

K1Z 8P8

(613) 241-3699

9.                                      Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Ottawa, Ontario this 19th day of October, 2007.

/s/ Ron Little
Ron Little
Chief Executive Officer